

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
FIRST QUARTER 2004 RESULTS
FFO Per Share Exceeds Wall Street Mean Estimate by $0.01

ROCHESTER, NY, April 30, 2004 – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2004. All results are reported on a diluted basis.

"Home Properties' results in the first quarter of 2004 were very positive in an operating environment that is still challenging, but appears to be improving," said Edward J. Pettinella, President and CEO. "During the first quarter we were successful in acquiring $140 million of apartment communities in key markets. Occupancy improved and same-property revenues increased for the fourth quarter in a row. Home Properties again should rank very high in the apartment REIT sector based on per share growth in both net operating income and funds from operations.   We continue to believe these results reflect the soundness of our repositioning business strategy and solid geographic markets."

Earnings per share ("EPS") for the quarter ended March 31, 2004 was $0.14 per share, equal to the $0.14 per share for the prior-year quarter.

For the quarter ended March 31, 2004, Funds From Operations ("FFO") was $30.6 million, or $0.62 per share, as compared to $28.4 million, or $0.60 per share, for the quarter ended March 31, 2003. These results equate to an 8.0% increase in total FFO from the comparable prior-year period, or a 2.9% increase on a per-share basis.   Per share results exceeded analysts' mean estimates by $0.01, as reported by First Call. A reconciliation of FFO to GAAP net income is included in the financial data accompanying this press release.

First Quarter Operating Results

For the first quarter of 2004, same-property comparisons (for 145 "Core" properties containing 40,216 apartment units owned since January 1, 2003) reflected an increase in rental revenues of 5.2% as compared to the same quarter a year ago. Net operating income ("NOI") reflected a 2.6% increase from the first quarter of 2003. Property level operating expenses increased by 8.5%, primarily due to increases in repairs and maintenance, personnel, property insurance, and real estate taxes, offset by a reduction in snow removal costs.

Average economic occupancy for the Core properties was 93.5% during the first quarter of 2004, up from 91.1% during the first quarter of 2003. Average monthly rental rates increased 2.4% to $927 as compared to the year-ago period.

On a sequential basis compared to the 2003 fourth quarter results for the Core properties, total revenues were up 0.5% in the first quarter of 2004, expenses were up 9.3%, and net operating income was down 5.9%. Average economic occupancy was up 0.2% from the fourth quarter, with average monthly rents 0.3% higher. The expense increase in the first quarter compared to the fourth quarter represents typical seasonality from increased natural gas and snow removal costs. If the first quarter expenses are adjusted to remain constant with fourth quarter 2003

expenses for these two line items, expenses would be down 0.1% and sequential NOI results would have increased 1.0%.

Occupancies for the 2,008 net apartment units acquired between January 1, 2003 and March 31, 2004 (the "Recently Acquired Communities") averaged 90.0% during the first quarter of 2004, at average monthly rents of $1,166.

Acquisitions and Dispositions

During the first quarter, the Company announced several acquisitions, adding a total of seven apartment communities in four unrelated transactions. The acquisitions consisted of a portfolio of four apartment communities in New Jersey with a total of 534 units, two apartment communities in Maryland with a total of 468 units, and one apartment community in Massachusetts with 276 units. The total purchase price of $140.7 million, including closing costs, equated to an average of $110,000 per apartment. Consideration included $61.4 million of assumed debt (fair market value of $69.8 million), $67.4 million in cash, and $11.9 million of Operating Partnership Units in Home Properties, L.P. ("OP Units") (fair market value of $12.1 million). The OP Units are exchangeable for shares of HME common stock on a one-for-one basis. For purposes of determining the number of OP Units issued, a value of $39.00 per unit was set when the transaction was negotiated.   The weighted average first year capitalization rate projected on these acquisitions is 6.8%.

Pettinella said, "Acquiring properties in our existing markets has become much more competitive with many more buyers interested in a finite number of deals. To accelerate earnings growth, Home Properties anticipates entering a new geographic market, Southeast Florida, which we believe is an excellent market with similar characteristics to our existing markets and is a market in which our strategy of upgrading and repositioning mature garden apartment communities will be equally as successful."

Home Properties' most recent prior entry into a new geographic market was in June, 2002 when it acquired a garden apartment community in Waltham, a suburb of Boston, Massachusetts.

Update on Sale of Affordable Properties

In the fourth quarter of 2002, the Company decided to sell virtually all of the assets associated with its general partner interests in the affordable properties to focus solely on the direct ownership and management of market rate apartment communities. At that time, the Company announced its intention to sell the assets, which include principally loans, advances and management contracts, in three phases. The sales of Phase I and Phase II were completed in 2003. The buyer of Phase III, which consists of the Company's interest in 38 Upstate New York, Ohio and Maryland properties, concluded due diligence, which resulted in a $945,000 reduction in the sales price to $5.8 million. The Company has recorded an impairment charge in the first quarter of 2004 for this $945,000 to reduce the assets in Phase III to fair market value. The Company is working towards a closing on Phase III by June 30, 2004. It is possible that certain approvals will not be granted by this date, pushing the closing into the third quarter of 2004.

In addition to the sale of Phase III, the Company is exploring options, including sale, for its interests in one additional property (two partnerships) of 1,072 units. If a sale is the chosen course of action, it is anticipated that closing will not occur before the end of 2004.

In the first quarter of 2004, the Company recorded a total impairment charge of $1,600,000. Of this charge, $945,000 was for the Phase III purchase price adjustment as explained above. The remaining balance of $655,000 represents impairments of cash advances reflected in both Equity in earnings (losses) of unconsolidated affiliates ($484,000) and Impairment of assets held as general partner ($171,000).

In conformity with current NAREIT guidelines, the losses from real property general partner investments of $945,000 reflected in the impairment charges are not included in reported FFO results for the quarter ended March 31, 2004. The cash advance impairments referenced are included as a charge to FFO.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") is effective as of March 31, 2004. Home Properties is the general partner in approximately 41 limited partnerships at this date. The Company accounted for its investment in these partnerships through March 30, 2004 using the equity method of accounting. The Company has made a determination that all 41 limited partnerships are Variable Interest Entities. The Company has further determined that it is the primary beneficiary in 34 of the limited partnerships and therefore consolidated these entities effective March 31, 2004. Home Properties determined that it is not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs. These seven investments will continue to be accounted for under the equity method.

The effect on the consolidated statement of operations is a charge, net of minority interest, of $321,000 which is reflected as Cumulative effect of change in accounting principle. In conformity with current NAREIT guidelines, this charge is not included in reported FFO results for the quarter ended March 31, 2004.

The effect on the consolidated balance sheet is an increase in Total assets of $164.2 million, an increase in Total liabilities of $134.5 million, an increase in Minority interest of $30.0 million, and a decrease in Stockholders' equity of $321,000. A schedule has been added to the supplemental information to provide a balance sheet before the effect of FIN 46, the effect of consolidating these entities, and the resulting balance sheet, as reported.

As described above, the Company anticipates closing on Phase III towards the end of the second quarter or into the third quarter of 2004. The Company anticipates reporting operating earnings, interest, and depreciation associated with these entities during the second quarter of 2004 under Discontinued operations. These properties will therefore not be included on the consolidated balance sheet at June 30, 2004 assuming the sale closes as planned. The net result from FIN 46 on a go-forward basis will have little to no effect to the reported results of operations. In addition, a phase out of consolidated amounts as reported on the balance sheet will occur as properties are sold.

Capital Markets Activities

During the first quarter of 2004, the Company raised $7.9 million by issuing additional shares (at an average cost of $39.17 per share) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). Approximately $6.2 million was from reinvested dividends and $1.7 million from optional cash purchases. No shares were repurchased during the quarter, although the Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units.

As of March 31, 2004, the Company's ratio of debt-to-total market capitalization was 41.9%, with $71 million outstanding on its $115 million revolving credit facility and $7 million of unrestricted cash on hand. Mortgage debt of $1.4 billion was outstanding, at fixed rates of interest averaging 6.3% and with staggered maturities averaging approximately 8 years. The percentages and loan balances are prior to FIN 46 consolidations on the balance sheet to provide a better comparison to the December 31, 2003 balance sheet. Interest coverage averaged 2.5 times during the quarter and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") per share at March 31, 2004 to range from $43.69 to $34.57 based on capitalizing, at rates from 7.25% to 8.25%, the total of the annualized and seasonally adjusted fourth quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the lower cap rate reflects current market conditions, while the higher cap rate represents a longer-term theoretical cap rate.

Outlook

The Company increased the low end of its range of FFO per share guidance for 2004 by $0.01 to $2.85, maintaining the high end of the range at $2.94. Based on management's current assessment of economic, market and operating conditions for the balance of the year, the ranges for second and third quarter guidance have shifted slightly. Quarterly guidance is now as follows: second quarter $0.74 to $0.76; third quarter $0.77 to $0.80; fourth quarter $0.73 to $0.76. Assumptions used for the projections are included with the published supplemental information and will be discussed on the conference call today.

Conference Call

The Company will conduct a conference call and simultaneous Webcast today at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-547-9328 (International 212-748-2701). A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21164171. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until approximately 1:00 PM on May 5, 2004. The Company Webcast, which includes a slide presentation, will be available live and archived by 2:30 PM through the "Investors" section of our Web site, homeproperties.com, under the heading, "Financial Information."

The Company expects to announce second quarter 2004 results on Friday, August 6, 2004 and host a conference call to discuss these results at 11:00 AM that day.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt, and net asset value. The supplemental information is available via the Company's Web site or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of

repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, and Mid-Atlantic markets, the Company owns, operates, acquires, and rehabilitates apartment communities. Currently, Home Properties operates 201 communities containing 49,272 apartment units. Of these, 42,224 units in 154 communities are owned directly by the Company; 4,746 units are partially owned and managed by the Company as general partner, and 2,302 units are managed for other owners. For more information, view Home Properties' Web site at homeproperties.com.

Tables to follow.

First Quarter Results	Avg. Economic Occupancy		Q1 '04 Average Monthly Rent/ Occ Unit	Q1 '04 vs. Q1 '03		
	Q1 '04	Q1 '03		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.5%	91.1%	$ 927	2.4%	5.2%	2.6%
Acquisition Properties[b]	90.0%	NA	$1,166	NA	NA	NA
TOTAL PORTFOLIO	93.4%	91.1%	$ 934	NA	NA	NA

[a] Core Properties includes 145 properties with 40,216 apartment units owned throughout 2003 and 2004.

[b] Reflects 9 properties with 2,008 apartment units acquired subsequent to January 1, 2003.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data - Unaudited)

	Three Months Ended March 31	
	2004	**2003**
Rental income	$108,526	$ 100,183
Other income – property related	4,054	3,596
Interest and dividend income	152	155
Other income	465	1,199
Total revenues	$113,197	105,133
Operating and maintenance	54,232	48,651
General and administrative	4,725	5,119
Interest	21,332	20,946
Depreciation and amortization	21,711	18,815
Prepayment penalties	196	1,349
Impairment of assets held as General Partner	1,116	427
Total expenses and charges	103,312	95,307
Income from operations	9,885	9,826
Equity in earnings of unconsolidated affiliates	(538)	(740)
Income (loss) before minority interest, discontinued operations	9,347	9,086
Minority interest	2,468	2,052
Income from continuing operations	6,879	7,034
Discontinued operations		
Income from operations, net of minority interest	-	(96)
Gain (loss) on disposition of property, net of minority interest	(13)	451
Discontinued operations	(13)	355
Income before gain (loss) on sale of property	6,866	7,389
Gain (loss) on sale of property, net of minority interest	(67)	-
Income before cumulative effect of change in accounting principle	6,799	7,389
Cumulative effect of change in accounting principle, net of minority interest	(321)	-
Net Income	6,478	7,389
Preferred dividends	(1,898)	(3,518)
Net income available to common shareholders	$ 4,580	$ 3,871

Reconciliation from net income available to common shareholders to Funds From Operations:

	2004	**2003**
Net income available to common shareholders	$ 4,580	$ 3,871
Preferred dividends - convertible preferred stock	548	2,168
Real property depreciation and amortization	21,151	18,444
Real property depreciation - unconsolidated	543	549
Impairment on general partner investment - real estate	945	-
(Gain) loss on disposition of property - real estate	50	-
Minority Interest	2,468	2,052
Minority Interest - income from discontinued operations	-	(55)
Impairment of real property, included in income from operations of disposed property, before minority interest	-	423
(Gain) Loss on disposition of property - discontinued operations	13	(451)
Loss from early extinguishment of debt in connection with sale of real estate	-	1,349
Cumulative effect of change in accounting principle	321	-
FFO [(1)]	$30,619	$28,350

	Three Months Ended March 31	
	2004	**2003**
Weighted average shares/units outstanding:		
Shares – basic	32,321.9	27,534.5
Shares – diluted	32,874.6	27,731.6
Shares/units – basic[2]	48,340.8	43,606.3
Shares/units – diluted[2]	48,893.5	43,803.4
Per share/unit:		
Net income – basic	$.14	$.14
Net income – diluted	$.14	$.14
FFO – basic[3]	$.62	$.60
FFO – diluted[4]	$.62	$.60
AFFO[5]	$.50	$.47
Common dividend paid	$.62	$.61

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property (including loss associated with early extinguishment of debt in connection with the sale) or non-cash real estate impairment charge, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO as computed for basic is gross FFO of $30,619 and $28,350 in 2004 and 2003, respectively, less convertible preferred dividends of $548 and $2,168 in 2004 and 2003, respectively, resulting in FFO for basic of $30,071 and $26,182 in 2004 and 2003, respectively.

[4] FFO as computed for diluted is basic FFO of $30,071 and $26,182 in 2004 and 2003, respectively. Series D (in 2004) and Series C-E (in 2003) convertible cumulative preferred stock is anti-dilutive during the first quarter of 2004 and 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,442 for first quarter 2004 and $5,443 for first quarter 2003. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	March 31, 2004	December 31, 2003
Real estate	$3,140,079	$2,752,992
Accumulated depreciation	(415,316)	(330,062)
Real estate, net	2,724,763	2,442,930
Cash and cash equivalents	7,104	5,103
Cash in escrows	48,295	39,660
Accounts receivable	4,660	4,437
Prepaid expenses	19,427	18,184
Investment in and advances to affiliates	48	5,253
Deferred charges	14,275	9,057
Other assets	7,621	8,693
Total assets	$2,826,193	$2,513,317
Mortgage notes payable	1,575,406	1,380,696
Line of credit	71,000	-
Other liabilities	68,800	60,814
Total liabilities	1,715,206	1,441,510
Minority interest	357,376	330,544
Series B convertible preferred stock		-
Stockholders' equity	753,611	741,263
Total liabilities and stockholders' equity	$2,826,193	$2,513,317
Total shares/units outstanding:		
Common stock	32,689.1	31,966.2
Operating partnership units	16,024.2	15,974.7
Series D convertible cumulative preferred stock*	833.3	833.3
	49,546.6	48,774.2

*Potential common shares

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237